



Julien Uhlig · 2nd
☀ Host of EX Venture Night 23.9.2021- Sign Up Now!
Los Angeles, California, United States · **Contact info**

500+ connections

EX Venture Inc.

New School University

Experience

CEO- Chief Executive Officer
EX Venture Inc. · Part-time
Sep 2018 – Present · 3 yrs 3 mos
Singapore

Cleantech Capital Developer
Ascada PTE Ltd. · Part-time
Mar 2020 – Sep 2021 · 1 yr 7 mos
Singapore

Bridging Innovation, Research, Capital and Communication, through Governemt Leveraged
Equity and Grant Funding.

Director
Research for Humanity Foundation
Feb 2019 – Mar 2020 · 1 yr 2 mos
Munich Area, Germany

Entrade Energiesysteme AG
9 yrs 10 mos

CEO
Jan 2009 – Oct 2018 · 9 yrs 10 mos

CEO- Vorstand
Aug 2009 – Jun 2010 · 11 mos
Dahlem

Member Board Of Directors
arensis group
Jan 2017 – Sep 2018 · 1 yr 9 mos
Greater Los Angeles Area

Financing and Integrating ENTRADE Technology into Micro-Grid Developments

Show 5 more experiences ⌄

Education

New School University
Bachelor's degree, Business Administration and Management, General
1996 – 2000